Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 2-I dated April 5, 2018	Registration Statement Nos. 333-222672 and 333-222672-01 Dated March 29, 2019 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
Structured Investments	$3,540,000 Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar due April 17, 2020

General

•	The notes are designed for investors who seek (1) a capped, unleveraged exposure to any appreciation of the Turkish lira relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, subject to a contingent minimum return of 21.25% or (2) a fixed return of 21.25% if the Turkish lira remains flat or depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate but the Ending Spot Rate is less than or equal to the Buffer Threshold. Investors should be willing to forgo interest payments and, if the Ending Spot Rate is greater than the Buffer Threshold, be willing to lose some or all of their principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Currency:	Turkish lira (TRY)
Base Currency:	U.S. dollar (USD)
Payment at Maturity:

If the Reference Currency Return is positive or zero (i.e., the Turkish lira appreciates or remains flat relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) or is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) but the Ending Spot Rate is less than or equal to the Buffer Threshold, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Reference Currency Return, subject to the Contingent Minimum Return.  Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × the greater of (i) the Contingent Minimum Return and (ii) the Reference Currency Return)

Because of the effective cap on the Reference Currency Return of 100%, the maximum payment at maturity is $2,000 per $1,000 principal amount note.

If the Reference Currency Return is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Buffer Threshold, you will lose 2% of the principal amount of your notes for every 1% of decline in the Reference Currency Return below -50%.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Reference Currency Return + Buffer Amount) × Downside Leverage Factor]

If the Reference Currency Return is negative and the Ending Spot Rate is greater than the Buffer Threshold, you will lose some or all of your principal amount at maturity.

Contingent Minimum Return:	21.25%
Buffer Threshold:	150% of the Starting Spot Rate, which is 8.47440
Buffer Amount:	50%
Downside Leverage Factor:	2.00
Reference Currency Return:	Starting Spot Rate – Ending Spot Rate
Starting Spot Rate

In no event, however, will the Reference Currency Return be less than -100%.

The Reference Currency Return is effectively capped at 100%. Please see “How Do Exchange Rates Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation and Magnify Any Depreciation of the Reference Currency Relative to the Base Currency” in this pricing supplement for more information.

Starting Spot Rate:	The Spot Rate on the Pricing Date, which was 5.64960
Ending Spot Rate:	The arithmetic average of the Spot Rate on the Ending Averaging Dates
Pricing Date:	March 29, 2019
Original Issue Date:	On or about April 3, 2019 (Settlement Date)
Ending Averaging Dates†:	April 7, 2020, April 8, 2020, April 9, 2020, April 13, 2020 and April 14, 2020
Maturity Date†:	April 17, 2020
CUSIP:	48130UQU2
Other Key Terms	See “Additional Key Terms” in this pricing supplement.
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$3,540,000	$35,400	$3,504,600

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $942.10 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004517/dp87531_424b2-ps2i.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is Istanbul, Turkey) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Turkish liras per one U.S. dollar and is equal to the Turkish lira per one U.S. dollar exchange rate as reported by Thomson Reuters Corporation (“Reuters”) on page WMRSPOT07 (or any successor page) at approximately 4:00 p.m., Greenwich Mean Time, on that day.

JPMorgan Structured Investments —	PS-1
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Reference Currency Return reflects the return of the Turkish lira relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Turkish lira relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Turkish lira relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Turkish liras at the Starting Spot Rate on the Pricing Date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return of the Turkish lira relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the Turkish lira relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the Turkish lira relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the Turkish lira relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the Turkish lira relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of Turkish liras per one U.S. dollar. As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the Turkish lira has appreciated / strengthened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that one Turkish lira could purchase more U.S. dollars at the Ending Spot Rate on the Observation Date than it could on the Pricing Date. Viewed another way, it would take fewer Turkish liras to purchase one U.S. dollar at the Ending Spot Rate on the Observation Date than it did at the Starting Spot Rate on the Pricing Date.

The following examples assume a Starting Spot Rate of 5.40 for the Turkish lira relative to the U.S. dollar.

Example 1: The Turkish lira strengthens from the Starting Spot Rate of 5.40 Turkish liras per U.S. dollar to the Ending Spot Rate of 5.13 Turkish liras per U.S. dollar.

The Reference Currency Return is equal to 5.00%, calculated as follows:

(5.40 – 5.13) / 5.40 = 5.00%

By contrast, if the return on the Turkish lira were determined using a conversion return, the return would be 5.26%.

Example 2: The Turkish lira strengthens from the Starting Spot Rate of 5.40 Turkish liras per U.S. dollar to the Ending Spot Rate of 0.054 Turkish liras per U.S. dollar.

The Reference Currency Return is equal to 99.00%, calculated as follows:

(5.40 – 0.054) / 5.40 = 99.00%

By contrast, if the return on the Turkish lira were determined using a conversion return, the return would be 9,900%. The payment at maturity will not reflect a return greater than 100% if the Turkish lira has appreciated relative to the U.S. dollar.

As Examples 1 and 2 above demonstrate, the Reference Currency Return is effectively capped at 100% and the diminishing effect on any appreciation of the Turkish lira relative to the U.S. dollar increases as the Reference Currency Return increases.

Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the Turkish lira has depreciated / weakened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that it would take more Turkish liras to purchase one U.S. dollar at the Ending Spot Rate on the Observation Date than it did on the Pricing Date. Viewed another way, one Turkish lira could purchase fewer U.S. dollars at the Ending Spot Rate on the Observation Date than it could at the Starting Spot Rate on the Pricing Date.

Example 3: The Turkish lira weakens from the Starting Spot Rate of 5.40 Turkish liras per U.S. dollar to the Ending Spot Rate of 5.94 Turkish liras per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(5.40 – 5.94) / 5.40 = -10.00%

By contrast, if the return on the Turkish lira were determined using a conversion return, the return would be -9.09%.

Example 4: The Turkish lira weakens from the Starting Spot Rate of 5.40 Turkish liras per U.S. dollar to the Ending Spot Rate of 10.80 Turkish liras per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(5.40 – 10.80) / 5.40 = -100.00%

By contrast, if the return on the Turkish lira were determined using a conversion return, the return would be -50.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of the Turkish lira relative to the U.S. dollar increases as the Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	PS-2
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Starting Spot Rate of 5.40 and a Buffer Threshold of 8.10 (equal to 150% of the hypothetical Starting Spot Rate) and reflects the Contingent Minimum Return of 21.25%, the Buffer Amount of 50% and the Downside Leverage Factor of 2.00. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return(1)	Total Return
0.00000	100.00%	100.00%
1.08000	80.00%	80.00%
1.89000	65.00%	65.00%
2.70000	50.00%	50.00%
3.24000	40.00%	40.00%
3.78000	30.00%	30.00%
4.25250	21.25%	21.25%
4.32000	20.00%	21.25%
4.86000	10.00%	21.25%
5.13000	5.00%	21.25%
5.34600	1.00%	21.25%
5.40000	0.00%	21.25%
5.45400	-1.00%	21.25%
5.67000	-5.00%	21.25%
5.94000	-10.00%	21.25%
6.48000	-20.00%	21.25%
7.02000	-30.00%	21.25%
7.56000	-40.00%	21.25%
8.10000	-50.00%	21.25%
8.64000	-60.00%	-20.00%
9.18000	-70.00%	-40.00%
9.72000	-80.00%	-60.00%
10.26000	-90.00%	-80.00%
10.80000	-100.00%	-100.00%
(1) In no event will the Reference Currency Return be less than -100%.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 5.40 to an Ending Spot Rate of 5.13. Because the Reference Currency Return is positive or zero and the Reference Currency Return of 5% is less than the Contingent Minimum Return of 21.25%, the investor receives a payment at maturity of $1,212.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 21.25%) = $1,212.50

Example 2: The Reference Currency appreciates from the Starting Spot Rate of 5.40 to an Ending Spot Rate of 3.78. Because the Reference Currency Return is positive or zero and the Reference Currency Return is 30%, which exceeds the Contingent Minimum Return of 21.25%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 30%) = $1,300

Example 3: The Reference Currency depreciates from the Starting Spot Rate of 5.40 to an Ending Spot Rate of 5.67. Although the Currency Return is negative, because the Ending Spot Rate of 5.67 is less than or equal to the Buffer Threshold of 8.10, the investor receives a payment at maturity of $1,212.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 21.25%) = $1,212.50

JPMorgan Structured Investments —	PS-3
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

Example 4: The Reference Currency depreciates from the Starting Spot Rate of 5.40 to an Ending Spot Rate of 9.18. Because the Reference Currency Return is -70%, which is negative, and the Ending Spot Rate of 9.18 is greater than the Buffer Threshold of 8.10, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-70% + 50%) × 2.00] = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	CAPPED, UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn (i) a capped, unleveraged return equal to any positive Reference Currency Return, subject to the Contingent Minimum Return or (ii) a fixed return equal to the Contingent Minimum Return if the Reference Currency Return is zero or negative but the Ending Spot Rate is less than or equal to the Buffer Threshold. If the Reference Currency Return is positive or zero (i.e., the Turkish lira appreciates or remains flat relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) or is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) but the Ending Spot Rate is less than or equal to the Buffer Threshold, you will receive at least the Contingent Minimum Return of 21.25% at maturity for a minimum payment at maturity of $1,212.50 for every $1,000 principal amount note. However, because of the effective cap on the Reference Currency Return of 100%, the maximum payment at maturity is $2,000 per $1,000 principal amount note. See “How Do Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” in this pricing supplement for more information. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.'s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you at least your principal back at maturity if the Reference Currency Return is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) but Ending Spot Rate is less than or equal to the Buffer Threshold. If the Reference Currency Return is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Buffer Threshold, you will lose 2% of the principal amount of your notes for every 1% of decline in the Reference Currency Return below -50%. Under these circumstances, you will lose some or all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE TURKISH LIRA RELATIVE TO THE U.S. DOLLAR — The return on the notes is dependent on the performance of the Turkish lira, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the Turkish lira relative to the U.S. dollar as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation and Magnify Any Depreciation of the Reference Currency Relative to the Base Currency” in this pricing supplement for more information.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code. Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as long-term capital gain or loss if you have held the note for more than one year at that time. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments (which might be viewed as denominated either in U.S. dollars or in

JPMorgan Structured Investments —	PS-4
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

Turkish liras), in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available. In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Turkish lira, the U.S. dollar or the exchange rate between the Turkish lira and U.S. dollar or any contracts related to the Turkish lira, the U.S. dollar or the exchange rate between the Turkish lira and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Turkish lira relative to the U.S. dollar and whether, and the extent to which, the Reference Currency Return is positive or negative. Your investment will be exposed to a loss on a leveraged basis if the Reference Currency Return is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Buffer Threshold. In this case, you will lose 2% of the principal amount of your notes for every 1% of decline in the Reference Currency Return below -50%. Accordingly, you will lose some or all of your principal amount at maturity.
•	YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because of the Reference Currency Return formula, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will the Reference Currency Return be greater than 100%. As a result, the payment at maturity will not be greater than $2,000 per $1,000 principal amount note.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN WILL TERMINATE IF THE REFERENCE CURRENCY RETURN IS NEGATIVE — If the Reference Currency Return is negative (i.e., the Turkish lira depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Buffer Threshold, you will not be entitled to receive the Contingent Minimum Return at maturity. Under these circumstances, you will lose some or all of your principal amount at maturity.

JPMorgan Structured Investments —	PS-5
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency, including:
•	any actual or potential change in our and JPMorgan Chase & Co.’s creditworthiness or credit spreads;

JPMorgan Structured Investments —	PS-6
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rate of the Reference Currency relative to the Base Currency and the volatility of that exchange rate;
•	suspension or disruption of market trading in the Reference Currency or the Base Currency;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE BASE CURRENCY — The Reference Currency Return reflects the return of the Turkish lira relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Turkish lira relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Turkish lira relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Turkish liras at the Starting Spot Rate on the Pricing Date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return on the Turkish lira relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any appreciation of the Turkish lira relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the Turkish lira relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the Turkish lira relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the Turkish lira relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates Work?” in this pricing supplement for more information.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Turkish lira or contracts related to the Turkish lira for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Turkish lira or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Turkey and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Turkey and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Turkey and the United States; and
•	the extent of governmental surplus or deficit in Turkey and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Turkey and the United States, and those of other countries important to international trade and finance.

•	THE VALUE OF THE REFERENCE CURRENCY MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Turkey depends heavily on the export of commodities and the value of the Turkish lira has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Turkish lira and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Turkey and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

JPMorgan Structured Investments —	PS-7
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

•	BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Turkish lira, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Turkey or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE BASE CURRENCY TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Turkish lira and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of Turkey and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Turkish lira relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement for further information on what constitutes a market disruption event.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments —	PS-8
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the Spot Rate, determined in the manner set forth under “Additional Key Terms — Spot Rate” in this pricing supplement, from January 3, 2014 through March 29, 2019. The Spot Rate on March 29, 2019 was 5.64960.  The Reference Currency Return increases when the Turkish lira appreciates in value against the U.S. dollar.

We obtained the historical Spot Rates above and below from Reuters, without independent verification.  The historical Spot Rates should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on any Ending Averaging Date.  There can be no assurance that the performance of the Turkish lira relative to the U.S. dollar will result in the return of any of your principal amount.

Historical Performance of the Turkish Lira Relative to the U.S. Dollar
Turkish Lira per U.S. Dollar
TRY Weakens
TRY Strengthens
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Source: Reuters

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS-9
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Turkish Lira Relative to the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.

JPMorgan Structured Investments —	PS-10
Buffered Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar